Exhibit 12

QWEST COMMUNICATIONS INTERNATIONAL INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Nine Months Ended September 30, 2005	2004	2003	2002	2001	2000
Loss from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	$(251)	$(1,706)	$(1,832)	$(20,115)	$(7,362)	$(2,034)
Add: estimated fixed charges	1,260	1,678	1,936	1,998	1,856	1,324
Add: estimated amortization of capitalized interest	11	18	24	25	19	12
Less: interest capitalized	(8)	(12)	(19)	(41)	(187)	(105)

Total earnings available for fixed charges	1,012	(22)	109	(18,133)	(5,674)	(803)
Estimate of interest factor on rentals	107	135	160	168	232	176
Interest expense, including amortization of premiums, discounts and debt issuance costs	1,145	1,531	1,757	1,789	1,437	1,043
Interest capitalized	8	12	19	41	187	105

Total fixed charges	$1,260	$1,678	$1,936	$1,998	$1,856	$1,324

Ratio of earnings to fixed charges	0.8	(0.0)	0.1	(9.1)	(3.1)	(0.6)
Additional pre-tax income needed for earnings to cover total fixed charges	$248	$1,700	$1,827	$20,131	$7,530	$2,127